

October 8, 2013

Via E-mail
Ira E. Shapiro
Chief Executive Officer
CodeSmart Holdings, Inc.
275 Seventh Avenue
7th Floor
New York, NY 10001

      Re: CodeSmart Holdings, Inc.
              Amendment No. 3 to Current Report on Form 8-K
              Filed September 26, 2013
              File No. 333-180653

Dear Mr. Shapiro:

      We have reviewed your response letter dated September 26, 2013 as well as your filing and have the following additional comments.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Current Report on Form 8-K Filed September 26, 2013

Strategic Partnerships/Alliances, page 7

1.   We note your response to prior comment one from our letter dated September 11, 2013, and reissue it in part. Please discuss any specific milestones that have been established, including milestones related to any receipts of revenues. Provide further support for your statement that you "anticipate that [you] will begin to receive revenues from these agreements and relationships during the fourth quarter of 2013."

Management's Discussion and Analysis of Financial Condition and Plan of Operations

Plan of Operations, page 12

2.   We note your response to prior comment six. Provide further support for your assertion that you can generate approximately $1.6 million in contract revenues from hospitals for training and related services, and another $1.6 million from hospitals with which you may have ICD-10 consulting contracts. Discuss the specific services you will be providing to these hospitals and any variables that your projected revenues would be dependent upon, such as number of coders, number of patients or number of clinicians that need to be involved. Provide similar enhanced disclosure with respect to your expected revenues from physician practices.

3.   With respect to your 58 existing coders, please clarify how you expect to generate $225,000 in revenues from this source.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief

cc: Ms. Gracie Lin Zhou